FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES AGREEMENT TO ACQUIRE TV CABLE AND CABLE PACIFICO IN COLOMBIA

Mexico City, December 4, 2006. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) informs that the controlling partners of TV Cable and the controlling partners of Cable Pacifico reached agreements with TELMEX for the acquisition 100% of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. ("TV Cable") and of 97.5% of T.V. Cable del Pacífico S.A. E.S.P. ("Cable Pacifico"). The transactions are subject to the corresponding regulatory approvals and other conditions.

TV Cable offers cable TV , Internet and Voice over IP services and has been in operation for 20 years. Currently, the company serves 164,000 homes in Bogota and Cali.

Cable Pacifico serves 9 States and it's main operation is in Medellin. To date, Cable Pacifico has approximately 100,000 subscribers.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX ANNOUNCES AGREEMENT TO ACQUIRE TV CABLE AND CABLE PACIFICO IN COLOMBIA.